UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **October 28, 2004**

MIM Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	**0-28740**	**05-0489664**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Clearbrook Road, Elmsford, New York	**10523**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(914) 460-1600**

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Section Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b)).

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Item 1.01   Entry into a Material Definitive Agreement.

On October 28, 2004, MIM Corporation entered into amendments to its employment agreements with Richard H. Friedman, Barry A. Posner and James S. Lusk. Copies of such amendments are attached hereto as exhibits 10.1, 10.2 and 10.3, respectively.

Item 2.02   Results of Operations and Financial Condition.

The press release dated October 28, 2004 identified in Exhibit 99.1, and which announces earnings for our second quarter, includes "non-GAAP financial measures" as defined by SEC rules.

The Reconciliation Table presented in our third quarter 2004 press release demonstrates the differences between the non-GAAP financial measures and the most directly comparable GAAP financial measures. As required by Regulation G, the Company has provided a quantitative comparison between the GAAP and disclosed non-GAAP financial measures. We believe that the non-GAAP financial measures presented provide important insight into our ongoing operations and a meaningful comparison of revenue, gross profit, selling, general and administrative expenses, operating income, net income and earnings per share.

We believe that meaningful analysis of our financial performance requires an understanding of the factors underlying that performance and our judgments about the likelihood that particular factors will repeat. For that reason, we believe that investors may find it useful to see the financial results without the effects of the lost TennCare PBM and Synagis business so that they may evaluate the Company's business comparatively while giving consistent effect to material occurrences.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits. The following Exhibits are filed with this Report:

Exhibit	Description of Exhibit
10.1	Amendment, dated October 28, 2004, to Employment Agreement for Richard H. Friedman
10.2	Amendment, dated October 28, 2004, to Employment Agreement for Barry A. Posner
10.3	Amendment, dated October 28, 2004, to Employment Agreement for James S. Lusk
99.1	Press Release issued by MIM Corporation on October 28, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Date: October 28, 2004   MIM CORPORATION

                                           By: /s/ Barry A. Posner
                                               Barry A. Posner,
                                               Executive Vice President, Secretary
                                               and General Counsel